UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.      )*
Argon ST, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
040149106

(CUSIP Number)

Michael F. Lohr
Vice President, Corporate Secretary and Assistant General Counsel
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606-1596
(312) 544-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

CUSIP No.	040149106	Page	1	of	13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Boeing Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,584,090*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,584,090*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,584,090*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4%**

14	TYPE OF REPORTING PERSON

CO
*Beneficial ownership of the common stock referred to herein is being reported hereunder solely because The Boeing Company may be deemed to have beneficial ownership, as a result of the Tender Agreements (described further in Items 3 and 4 of this Schedule 13D) among The Boeing Company, Vortex Merger Sub, Inc., Argon ST, Inc. and the Significant Stockholders (as defined below) and the irrevocable proxies associated therewith, of 7,584,090 shares of Argon ST, Inc. common stock (including 22,000 unexercised options, and 26,000 restricted stock units which may be settled in common stock). The filing of this Schedule 13D shall not be construed as an admission that The Boeing Company is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Argon ST, Inc., and such beneficial ownership is expressly disclaimed.
** Based upon 22,076,636 common shares of Argon ST, Inc. outstanding as of July 6, 2010, as reported by Argon ST, Inc. on its Schedule 14D-9 filed with the SEC on July 8, 2010, plus the 22,000 unexercised options and 26,000 restricted stock units included in the shares reported as beneficially owned by The Boeing Company in this Schedule 13D.

CUSIP No.	040149106	Page	2	of	13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vortex Merger Sub, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,584,090*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,584,090*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,584,090*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4%**

14	TYPE OF REPORTING PERSON

CO
*Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Vortex Merger Sub may be deemed to have beneficial ownership, as a result of the Tender Agreements (described further in Items 3 and 4 of this Schedule 13D) among The Boeing Company, Vortex Merger Sub, Inc., Argon ST, Inc. and the Significant Stockholders (as defined below) and the irrevocable proxies associated therewith, of 7,584,090 shares of Argon ST, Inc. common stock (including 22,000 unexercised options, and 26,000 restricted stock units which may be settled in common stock). The filing of this Schedule 13D shall not be construed as an admission that Vortex Merger Sub is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Argon ST, Inc., and such beneficial ownership is expressly disclaimed.
** Based upon 22,076,636 common shares of Argon ST, Inc. outstanding as of July 6, 2010, as reported by Argon ST, Inc. on its Schedule 14D-9 filed with the SEC on July 8, 2010, plus the 22,000 unexercised options and 26,000 restricted stock units included in the shares reported as beneficially owned by Vortex Merger Sub in this Schedule 13D.

CUSIP No.	040149106	Page	3	of	13
Item 1. Security and Issuer.
     This statement on Schedule 13D relates to common stock, par value $0.01 per share (“Common Stock”), of Argon ST, Inc. (“Argon”). Argon has its principal offices at 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033.
Item 2. Identity and Background.
     (a)-(c) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
     (i) The Boeing Company, a Delaware corporation (“Boeing”), and
     (ii) Vortex Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Boeing.
     Each of Boeing and Merger Sub are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.
     Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.
     The address of the principal business office of each of the Reporting Persons is 100 North Riverside Plaza, Chicago, Illinois 60606. Boeing is one of the world’s major aerospace firms. Merger Sub is a newly formed Delaware corporation and a wholly owned subsidiary of Boeing that was formed for the purpose of acquiring all of the outstanding shares of Argon. Merger Sub has not conducted, and does not expect to conduct, any business other than in connection with the potential acquisition of all the outstanding shares of Argon and the merger of Merger Sub with and into Argon.
     Certain information required by this Item 2(a)-(c) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule I annexed hereto, which is incorporated herein by reference.
     (d)-(e) Within the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons set forth on Schedule I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

CUSIP No.	040149106	Page	4	of	13
     (f) Each of the Reporting Persons is organized under the laws of Delaware. Certain information required by this Item 2(f) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule I annexed hereto, which is incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration.
     On June 30, 2010, Boeing, Merger Sub, and Argon entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub has commenced a tender offer to purchase all of Argon’s outstanding shares of Common Stock (the “Offer”) at a price of $34.50 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. Following the Offer, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Argon (the “Merger”), with Argon continuing as the surviving corporation and wholly owned by Boeing. In the Merger, each outstanding share of Common Stock will be converted into the right to receive $34.50, net to the seller in cash, without interest thereon and less any applicable withholding taxes.
     As an inducement for Boeing and Merger Sub to enter into the Merger Agreement, on June 30, 2010, contemporaneously with the execution of the Merger Agreement, Terry L. Collins, Victor F. Sellier, and Thomas E. Murdock and certain of their affiliates (the “Significant Stockholders”), entered into tender and voting agreements with and in favor of Boeing and Merger Sub (the “Tender Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. Boeing and Merger Sub entered into the Tender Agreements in connection with and as an inducement to the Merger Agreement, but did not make any cash or other payments with respect thereto. An aggregate of 7,584,090 shares of Common Stock are subject to the Tender Agreements. Pursuant to the Tender Agreements, if the Significant Stockholders acquire beneficial or record ownership of any additional shares of Common Stock, such shares will also be subject to the Tender Agreements.
     The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreements, copies of which are filed, respectively, as Exhibits 2.1 and 2.2 to Argon’s Current Report on Form 8-K, dated June 30, 2010, and Exhibits (e)(3) and (e)(4) to Argon’s Schedule 14D-9, dated July 8, 2010, and incorporated by reference into this Schedule 13D.
Item 4. Purpose of the Transaction.
     (a)-(b) The Merger Agreement provides for the acquisition by Merger Sub of all of the outstanding shares of Common Stock through a tender offer and subsequent merger of Merger Sub with and into Argon, as a result of which Argon will become a wholly owned subsidiary of Boeing. The information contained in Item 3 is incorporated by reference herein.
     Pursuant to the terms of the Tender Agreements, the Significant Stockholders have agreed to appoint Boeing and Merger Sub as proxy for such stockholders with the power to vote all shares covered by the Tender Agreements (the “Shares”) and beneficially owned at the time of the vote, whether at an annual, special, postponed, or adjourned meeting of Argon’s stockholders, or to grant consent or approval in any written consent in lieu of such a meeting: (i) in favor of approval of the Merger, (ii) in favor of any adjournment or postponement recommended by Argon of any stockholder meeting with respect to the Merger or the Merger Agreement, (iii) against any proposal to sell more than 15% of the equity or assets of Argon to anyone other than Boeing or Merger Sub or their affiliates, (iv) against any other merger, consolidation, business combination, reorganization, recapitalization, dissolution, or

CUSIP No.	040149106	Page	5	of	13
liquidation of Argon or its subsidiaries, and (v) against any other proposal or agreement that would (1) reasonably be expected to impede or otherwise interfere with the Merger, (2) result in a breach under the Merger Agreement, (3) result in any of the conditions in Article VII or Exhibit A of the Merger Agreement not being fulfilled or satisfied, or (4) change Argon’s dividend policy or capitalization, including the voting rights of any class of equity.
     The purpose of entering into the Tender Agreements is to facilitate the acquisition of Common Stock in the Offer and, if necessary, the adoption of the Merger Agreement by the Argon stockholders. The Significant Stockholders’ obligations under the Tender Agreements will terminate upon the earliest to occur of: (i) the purchase of all of the Shares pursuant to the Offer in accordance with Section 3.01 of such Tender Agreement, (ii) the effective time of the Merger, (iii) the date the Merger Agreement is terminated in accordance with its terms, and (iv) the mutual consent of the Significant Stockholder and Boeing.
     (c) Not applicable.
     (d) Under the Merger Agreement, after Merger Sub accepts for payment Shares validly tendered in the Offer, Boeing is entitled to designate a number of directors, rounded up to the next whole number, to the board of directors of Argon and its subsidiaries that is equal to the total number of directors on Argon’s board of directors (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by the percentage that the Shares beneficially owned by Boeing and its subsidiaries bears to the total number of Shares then outstanding. In this situation, at Boeing’s request, Argon shall promptly take all action requested by Boeing necessary or desirable to effect any such election or appointment, including filling vacancies or newly created directorships on Argon’s board of directors, increasing the size of Argon’s board of directors, and obtaining the resignations of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to Argon’s board of directors in compliance with applicable law. After Merger Sub accepts for payment any Shares validly tendered in the Offer, Argon also agreed to cause Boeing’s designees to serve, in the same percentage (rounded up to the next whole number) as they hold on the board of directors, on each committee of Argon’s and its subsidiaries’ boards of directors (other than any committee of Argon’s board of directors established to take action with respect to the subject matter of the Merger Agreement), to the extent permitted by applicable law and the NASDAQ Marketplace Rules.
     (e) Unless Boeing has given its prior written consent, the Merger Agreement prohibits Argon from (i) issuing, delivering, selling, pledging or otherwise encumbering any shares or other equity, voting interests, convertible securities or rights to acquire such equity, or stock appreciation rights or other rights linked to the value of Argon or Argon shares, except under limited circumstances set forth therein, (ii) declaring, setting aside or paying dividends or other distributions, other than dividends paid by wholly owned subsidiaries, (iii) splitting, combining or reclassifying any of its capital stock or other equity or voting interests or issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests, and (iv) purchasing, redeeming or otherwise acquiring any Shares or any other securities of Argon or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, except under limited circumstances set forth therein.
     (f) Upon consummation of the Merger, Argon will become a wholly owned subsidiary of Boeing. After completion of the Offer and the Merger, Boeing expects to work with Argon’s management to evaluate and review Argon and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Argon into Boeing’s business units and market units. As a result of

CUSIP No.	040149106	Page	6	of	13
this review and integration, it is possible that Boeing could implement changes to Argon’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of Argon’s separate existence and integration of Argon’s business and operations into Boeing. In addition, in connection with integrating Argon’s and Boeing’s corporate structure, Boeing may determine to reorganize, merge or consolidate Argon with one or more domestic or foreign subsidiaries of Boeing. Boeing reserves the right to change its plans and intentions at any time, as deemed appropriate.
     (g) The Merger Agreement contains provisions that limit the ability of Argon to engage in a transaction that would entail a change of control of Argon during the pendency of the Merger Agreement. Following consummation of the Tender Offer, Merger Sub will own no less than a majority of Argon’s issued and outstanding capital stock and will therefore be able to block any acquisition of control of Argon by any other person.
     (h) Upon consummation of the Merger, Argon’s Common Stock will cease to be quoted on any quotation system or exchange.
     (i) Upon consummation of the Merger, Argon’s Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     (j) Other than as described above, Boeing currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Boeing reserves the right to develop such plans).
     Except as set forth in this Schedule 13D, neither Boeing, nor to the knowledge of Boeing, any of the directors or executive officers of Boeing listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.
     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Tender Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreements, copies of which are filed, respectively, as Exhibits 2.1 and 2.2 to Argon’s Current Report on Form 8-K, dated June 30, 2010, and Exhibits (e)(3) and (e)(4) to Argon’s Schedule 14D-9, dated July 8, 2010, and incorporated by reference into this Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a)-(b) Neither Boeing nor Merger Sub directly own any outstanding shares of Common Stock. However, as described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Tender Agreements, Boeing and Merger Sub have the power to vote the Shares with respect to certain matters relating to the Merger as set forth in the Tender Agreements (see Item 4 of this Schedule 13D for details). The Shares currently consist of 7,584,090 shares of Common Stock, which represent approximately 34.4% of the outstanding shares of Common Stock as of July 6, 2010. The Significant Stockholders retain the sole power to vote the Shares on all matters other than those identified in the Tender Agreements. Pursuant to the Tender Agreements, and subject to limited exceptions set forth in the Tender Agreements, the Significant Stockholders may not (i) tender into any tender or exchange offer or otherwise directly or indirectly sell, transfer, pledge, assign or otherwise dispose of, or encumber with any lien, any of the Shares or any interest therein, (ii) deposit the Shares into a voting trust, enter into any other voting

CUSIP No.	040149106	Page	7	of	13
agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment or other disposition of any interest in or the voting of any Shares or any other securities of Argon or (iv) take any other action that would make any representation or warranty of the Significant Stockholder contained in the Tender Agreements untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of the Significant Stockholder’s obligations thereunder or the transactions contemplated by the Merger Agreement.
     To Boeing’s and Merger Sub’s knowledge, no shares of Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Tender Agreements.
     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Boeing or Merger Sub that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) Neither Boeing nor Merger Sub nor, to the knowledge of Boeing and Merger Sub, any director or executive officer of Boeing or Merger Sub named in Schedule I to this Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days, except as disclosed herein.
     (d) Not applicable.
     (e) Not applicable.
     The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Tender Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreements, copies of which are filed, respectively, as Exhibits 2.1 and 2.2 to Argon’s Current Report on Form 8-K, dated June 30, 2010, and Exhibits (e)(3) and (e)(4) to Argon’s Schedule 14D-9, dated July 8, 2010, and incorporated by reference into this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     To the knowledge of Boeing or Merger Sub there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Argon other than the following:
     (a) The Merger Agreement, under which, among other things, Merger Sub has commenced the Offer and following the Offer, Merger Sub will merge with and into Argon, as a result of which Argon will become a wholly owned subsidiary of Boeing. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.
     (b) The Tender Agreements. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

CUSIP No.	040149106	Page	8	of	13
     The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Tender Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreements, copies of which are filed, respectively, as Exhibits 2.1 and 2.2 to Argon’s Current Report on Form 8-K, dated June 30, 2010, and Exhibits (e)(3) and (e)(4) to Argon’s Schedule 14D-9, dated July 8, 2010, and incorporated by reference into this Schedule 13D.
Item 7. Material to be Filed as Exhibits
EXHIBIT INDEX

Exhibit
Number	Description
2.1	Agreement and Plan of Merger, dated as of June 30, 2010, among The Boeing Company, Vortex Merger Sub, Inc. and Argon ST, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Argon ST, Inc. with the Securities and Exchange Commission on June 30, 2010)

2.2	Tender and Voting Agreement, dated as of June 30, 2010, by and among The Boeing Company, Vortex Merger Sub, Inc. and Terry L. Collins (and certain affiliates) (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Argon ST, Inc. with the Securities and Exchange Commission on June 30, 2010)

2.3	Tender and Voting Agreement, dated as of June 30, 2010, by and among The Boeing Company, Vortex Merger Sub, Inc. and Victor F. Sellier (and certain affiliates) (incorporated herein by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Argon ST, Inc. with the Securities and Exchange Commission on July 8, 2010)

2.4	Tender and Voting Agreement, dated as of June 30, 2010, by and among The Boeing Company, Vortex Merger Sub, Inc. and Thomas E. Murdock (and certain affiliates) (incorporated herein by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Argon ST, Inc. with the Securities and Exchange Commission on July 8, 2010)

99.1	Joint Filing Agreement by and between The Boeing Company and Vortex Merger Sub, Inc. dated as of July 8, 2010

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 12, 2010

THE BOEING COMPANY

By:	/s/ Michael F. Lohr

Name:	Michael F. Lohr
Title:	Vice President, Corporate Secretary and Assistant
General Counsel

VORTEX MERGER SUB, INC.

By:	/s/ John M. Meersman

Name:	John M. Meersman
Title:	President

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SCHEDULE 13D JOINT FILING AGREEMENT
The undersigned hereby agree as follows:
Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and
Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Date: July 12, 2010

THE BOEING COMPANY

By:	/s/ Michael F. Lohr

Name:	Michael F. Lohr
Title:	Vice President, Corporate Secretary and Assistant
General Counsel

VORTEX MERGER SUB, INC.

By:	/s/ John M. Meersman

Name:	John M. Meersman
Title:	President

CUSIP No.	040149106	Page	11	of	13
SCHEDULE I
INFORMATION RELATING TO BOEING AND MERGER SUB
1. Directors and Executive Officers of Boeing
     The following table sets forth the name, business address and present principal occupation or employment of each of the directors and executive officers of Boeing. The current business address of each of these individuals is 100 North Riverside Plaza, Chicago, Illinois 60606, and the current business phone number of each of these individuals is (312) 544-2000. Each such individual is a citizen of the United States of America.

Name	Present Principal Occupation or Employment
W. James McNerney, Jr.	Mr. McNerney has served as Chairman, President and Chief Executive Officer since July 2005 and is a member of the Special Programs Committee. In addition to The Boeing Company, Mr. McNerney serves on the boards of The Procter & Gamble Company and International Business Machines Corporation. He is also a member of various business and educational organizations.

John H. Biggs	Mr. Biggs has been a director since 1997 and is Chair of the Audit Committee and a member of the Finance Committee. Mr. Biggs is a director of the National Bureau of Economic Research and the Pension Rights Center in Washington, D.C. and a trustee of Washington University in St. Louis and The Danforth Foundation. He is also a member of the Board of Emeriti and the Chairman of the Washington University Investment Management Company.

John E. Bryson	Mr. Bryson has been a director since 1995 and is a member of the Compensation Committee and the Governance, Organization and Nominating Committee. He serves as Senior Advisor, Kohlberg Kravis Roberts & Co. (KKR). Mr. Bryson is also on the boards of The Walt Disney Company and CODA Automotive. He is a trustee of the California Institute of Technology, a director of the W.M. Keck Foundation and The California Endowment, and chairman of the Pacific Council on International Policy.

David L. Calhoun	Mr. Calhoun has been a director since 2009 and is a member of the Audit Committee and the Finance Committee. He has served since 2006 as Chairman of the Executive Board and Chief Executive Officer of The Nielsen Company (marketing and media information). Mr. Calhoun also serves on the board of directors of Medtronic, Inc. and the National Underground Freedom Center. He is Co-Chairman of the Campaign for Virginia Tech.

Arthur D. Collins, Jr.	Mr. Collins has been a director since 2007 and is Chair of the Finance Committee and a member of the Audit Committee. He serves as Senior Advisor, Oak Hill Capital Partners. Mr. Collins is also on the board of US Bancorp and Cargill, Inc. and a member of the Board of Overseers of The Wharton School at the University of Pennsylvania.

Linda Z. Cook	Ms. Cook has been a director since 2003 and is a member of the Compensation Committee and the Governance, Organization and Nominating Committee. Ms. Cook is a director of Cargill, Inc. and a

CUSIP No.	040149106	Page	12	of	13

Name	Present Principal Occupation or Employment
member of the Society of Petroleum Engineers, the China Development Forum, the Board of Trustees for the University of Kansas Endowment Association and the Advisory Board for the University of Texas Energy Institute.

William M. Daley	Mr. Daley has been a director since 2006 and is a member of the Finance Committee and the Special Programs Committee. He has served as Vice Chairman and Head of the Office of Corporate Responsibility for JPMorgan Chase & Co. (banking and financial services) and on its Operating Committee since June 2007. He has also served as Chairman of the Midwest Region for JPMorgan Chase & Co. and on its Executive Committee and International Committee since May 2004. Mr. Daley is also on the board of Abbott Laboratories.

Kenneth M. Duberstein	Mr. Duberstein has been a director since 1997 and is the Lead Director, Chair of the Governance, Organization and Nominating Committee and a member of the Compensation Committee. He has served as Chairman and Chief Executive Officer of The Duberstein Group (consulting) since 1989. Mr. Duberstein is also on the boards of ConocoPhillips, Mack-Cali Realty Corporation and The Travelers Companies, Inc.

Edmund P. Giambastiani, Jr.	Admiral Giambastiani has been a director since 2009 and is a member of the Audit Committee, Finance Committee and Special Programs Committee. Admiral Giambastiani is a career nuclear submarine officer with extensive operational experience, including command at the submarine, squadron and fleet level. He currently serves on the boards of Monster Worldwide and QinetiQ Group PLC.

Edward M. Liddy	Mr. Liddy has been a director since 2010 and is a member of the Audit Committee and Finance Committee. Mr. Liddy has served as a partner at Clayton, Dubilier & Rice, LLC, a private equity investment firm, from April until September 2008 and rejoined the firm in January 2010. Mr. Liddy is also on the boards of 3M Company and Abbott Laboratories.

John F. McDonnell	Mr. McDonnell has been a director since 1997 and is Chair of the Compensation Committee and a member of the Governance, Organization and Nominating Committee. He is Vice Chairman of the board of Washington University and of the Donald Danforth Plant Science Center.

Susan C. Schwab	Ambassador Schwab has been a director since 2010 and is a member of the Audit Committee and the Finance Committee. She is a Professor at the University of Maryland School of Public Policy. Ambassador Schwab also serves on the boards of Caterpillar Inc. and FedEx Corporation.

Mike S. Zafirovski	Mr. Zafirovski has been a director since 2004 and is a member of the Compensation Committee and the Governance, Organization and Nominating Committee.

James F. Albaugh	Mr. Albaugh has served as Executive Vice President since July 2002 and President and Chief Executive Officer of Boeing Commercial Airplanes since September 2009. Mr. Albaugh serves on the board of TRW Automotive Holdings, Inc.

James A. Bell	Mr. Bell has served as Executive Vice President and Chief Financial Officer since January 2004 and Corporate President since June 2008. Mr. Bell serves on the boards of The Dow Chemical Company and Boeing Capital Corporation.

CUSIP No.	040149106	Page	13	of	13

Name	Present Principal Occupation or Employment
Wanda K. Denson-Low	Ms. Denson-Low has served as Senior Vice President, Office of Internal Governance since May 2007.

Thomas J. Downey	Mr. Downey has served as Senior Vice President, Communications since January 2007.

Shephard W. Hill	Mr. Hill has served as President, Boeing International since November 2007 and Senior Vice President, Business Development and Strategy since October 2009.

Timothy J. Keating	Mr. Keating has served as Senior Vice President, Government Operations since June 2008.

J. Michael Luttig	Mr. Luttig has served as Executive Vice President and General Counsel since April 2009. Mr. Luttig serves on the board of Boeing Capital Corporation and as Director, Franklin Templeton Mutual Funds.

Dennis A Muilenburg	Mr. Muilenburg has served as Executive Vice President, President and Chief Executive Officer of Boeing Defense, Space & Security since September 2009.

Richard D. Stephens	Mr. Stephens has served as Senior Vice President, Human Resources and Administration since September 2005.

John J. Tracy	Dr. Tracy has served as Chief Technology Officer and Senior Vice President of Engineering, Operations and Technology since October 2006.
2. Directors and Executive Officers of Merger Sub
     The following table sets forth the name, business address and present principal occupation or employment of each of the directors and executive officers of Merger Sub. The current business address of each of these individuals is 100 North Riverside Plaza, Chicago, Illinois 60606, and the current business phone number of each of these individuals is (312) 544-2000. Each such individual is a citizen of the United States of America.

Name	Present Principal Occupation or Employment
John M. Meersman	Mr. Meersman has served as the President and sole director of Vortex Merger Sub, Inc. since its formation in 2010. He has served as Senior Director of Corporate and Strategic Development for Boeing Defense, Space & Security since January 2007.

Dana E. Krueger	Ms. Krueger has served as the Secretary of Vortex Merger Sub, Inc. since its formation in 2010. She has served as Counsel of The Boeing Company since December 2009.